Exhibit 99.1
iQIYI, INC.
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019 AND
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2020
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2019	September 30, 2020	September 30, 2020
		RMB	RMB	US$
			(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		5,934,742	3,163,128	465,878
Restricted cash		974,932	655,653	96,567
Short-term investments		4,579,313	3,603,891	530,796
Accounts receivable, net of allowance of RMB144,574 and RMB370,027 (US$54,499) as of December 31, 2019 and September 30, 2020, respectively		3,627,749	3,260,191	480,174
Prepayments and other assets		3,719,228	3,463,425	510,108
Amounts due from related parties	14	211,993	169,799	25,009
Licensed copyrights, net	5	1,224,881	1,247,415	183,724

Total current assets		20,272,838	15,563,502	2,292,256

Non-current assets:
Fixed assets, net		1,754,367	1,463,733	215,585
Long-term investments	4	2,982,154	3,710,782	546,539
Deferred tax assets, net		34,916	66,673	9,820
Licensed copyrights, net	5	6,287,330	6,061,511	892,764
Intangible assets, net		813,960	661,683	97,455
Produced content, net	6	4,355,221	5,517,095	812,580
Prepayments and other assets		3,508,476	2,711,235	399,322
Operating lease assets		722,742	1,001,648	147,527
Goodwill		3,888,346	3,888,346	572,691
Amounts due from related parties	14	172,200	242,000	35,643

Total non-current assets		24,519,712	25,324,706	3,729,926

Total assets		44,792,550	40,888,208	6,022,182

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
(including current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB12,093,465 and RMB11,646,729 (US$1,715,378) as of December 31, 2019 and September 30, 2020, respectively):

Accounts and notes payable		8,212,449	7,455,954	1,098,143
Amounts due to related parties	14	1,604,258	1,828,085	269,248
Customer advances and deferred revenue		3,081,407	3,064,785	451,394
Short-term loans	7	2,618,170	3,804,396	560,327
Long-term loans, current portion	7	736,814	733,365	108,013
Operating lease liabilities, current portion		125,412	197,673	29,114
Accrued expenses		2,611,217	2,162,980	318,572
Other liabilities		1,183,439	1,256,218	185,020

Total current liabilities		20,173,166	20,503,456	3,019,831

iQIYI, INC.
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019 AND
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2020 (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2019	September 30, 2020	September 30, 2020
		RMB	RMB	US$
			(Unaudited)	(Unaudited)
Non-current
liabilities
(including
non-current
liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB1,932,830 and RMB 1,812,912 (US$267,013) as of December 31, 2019 and September 30, 2020, respectively):

Long-term loans	7	880,278	628,286	92,537
Convertible senior notes	8	12,296,868	12,307,243	1,812,661
Deferred tax liabilities		30,136	13,749	2,025
Amounts due to related parties	14	1,061,883	993,608	146,343
Operating lease liabilities		402,732	757,882	111,624
Other non-current liabilities		232,555	207,071	30,498

Total non-current liabilities		14,904,452	14,907,839	2,195,688

Total liabilities		35,077,618	35,411,295	5,215,519

Commitments and contingencies	10
Mezzanine equity
Redeemable noncontrolling interests	11	101,542	106,802	15,730
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 94,000,000,000 shares authorized as of December 31, 2019 and September 30, 2020, respectively; 2,603,890,438 and 2,617,771,642 shares issued as of December 31, 2019 and September 30, 2020, respectively; 2,259,125,125 and 2,318,853,056 shares outstanding as of December 31, 2019 and September 30, 2020, respectively)		142	146	22
Class B ordinary shares (US$0.00001 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2019 and September 30, 2020, respectively; 2,876,391,396 and 2,876,391,396 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)		183	183	27
Additional paid-in capital		41,298,328	42,464,474	6,254,341
Accumulated deficit		(33,834,357)	(39,424,412)	(5,806,588)
Accumulated other comprehensive income	16	2,106,718	2,274,276	334,965
Noncontrolling interests		42,376	55,444	8,166

Total shareholders’ equity		9,613,390	5,370,111	790,933

Total liabilities, mezzanine equity and shareholders’ equity		44,792,550	40,888,208	6,022,182

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

iQIYI, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data)

		Nine months ended September 30
	Note	2019	2020	2020
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services (including related party amounts of RMB22,098 and RMB12,640 (US$1,862) for the nine months ended September 30, 2019 and 2020, respectively)		10,574,553	12,655,829	1,864,002
Online advertising services (including related party amounts of RMB51,635 and RMB153,725 (US$22,642) for the nine months ended September 30, 2019 and 2020, respectively)		6,387,500	4,963,084	730,983
Content distribution (including related party amounts of RMB389,990 and RMB137,597 (US$20,266) for the nine months ended September 30, 2019 and 2020, respectively)		1,666,177	1,855,739	273,321
Others (including related party amounts of RMB38,968 and RMB41,995 (US$6,185) for the nine months ended September 30, 2019 and 2020, respectively)		2,868,804	2,774,383	408,622

Total revenues		21,497,034	22,249,035	3,276,928

Operating costs and expenses:
Cost of revenues (including related party amounts of RMB965,944 and RMB827,884 (US$121,935) for the nine months ended September 30, 2019 and 2020, respectively)		(22,433,904)	(21,099,888)	(3,107,678)
Selling, general and administrative (including related party amounts of RMB2,482 and RMB17,133 (US$2,524) for the nine months ended September 30, 2019 and 2020, respectively)		(3,836,478)	(3,870,170)	(570,014)
Research and development (including related party amounts of RMB12,085 and RMB7,381 (US$1,087) for the nine months ended September 30, 2019 and 2020, respectively)		(1,955,884)	(2,012,113)	(296,352)

Total operating costs and expenses		(28,226,266)	(26,982,171)	(3,974,044)

Operating loss		(6,729,232)	(4,733,136)	(697,116)

Other income/(expense):
Interest income (including related party amounts of RMB3,596 and RMB1,247 (US$184) for the nine months ended September 30, 2019 and 2020, respectively)		312,312	135,068	19,893
Interest expenses (including related party amounts of RMB nil and RMB nil (US$ nil) for the nine months ended September 30, 2019 and 2020, respectively)		(637,444)	(796,997)	(117,385)
Foreign exchange (loss)/gain, net		(634,187)	14,349	2,113
Loss from equity method investments		(105,860)	(183,792)	(27,070)
Other income, net		22,847	129,039	19,005
Total other expenses, net		(1,042,332)	(702,333)	(103,444)

iQIYI, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020 (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data)

		Nine months ended September 30
	Note	2019	2020	2020
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Loss before income taxes		(7,771,564)	(5,435,469)	(800,560)

Income tax expense	9	(29,266)	(39,613)	(5,834)

Net loss		(7,800,830)	(5,475,082)	(806,394)

Less: Net income attributable to noncontrolling interests		28,714	15,665	2,307

Net loss attributable to iQIYI, Inc.		(7,829,544)	(5,490,747)	(808,701)
Accretion of redeemable noncontrolling interests		—	(5,260)	(775)

Net loss attributable to ordinary shareholders.		(7,829,544)	(5,496,007)	(809,476)

Net loss per Class A and Class B ordinary share:	13
Basic		(1.54)	(1.07)	(0.16)
Diluted		(1.54)	(1.07)	(0.16)
Net loss per ADS (1 ADS equals 7 Class A ordinary shares):	13
Basic		(10.78)	(7.49)	(1.12)
Diluted		(10.78)	(7.49)	(1.12)
Shares used in net loss per Class A and Class B ordinary share computation:	13
Basic		5,098,456,394	5,157,297,932	5,157,297,932
Diluted		5,098,456,394	5,157,297,932	5,157,297,932
Other comprehensive income
Foreign currency translation adjustments		613,424	166,781	24,564
Unrealized losses on available-for-sale debt securities		(282)	(315)	(46)

Total other comprehensive income, net of tax		613,142	166,466	24,518

Comprehensive loss		(7,187,688)	(5,308,616)	(781,876)

Less: Comprehensive income attributable to noncontrolling interests		29,821	14,573	2,146

Comprehensive loss attributable to iQIYI, Inc.		(7,217,509)	(5,323,189)	(784,022)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

iQIYI, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data)

	Nine months ended September 30
	2019	2020	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(7,800,830)	(5,475,082)	(806,394)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation of fixed assets	349,752	362,459	53,384
Amortization and impairment of intangible assets	419,919	271,935	40,052
Amortization and impairment of licensed copyrights	9,531,104	8,989,909	1,324,070
Amortization and impairment of produced content	2,324,085	3,492,657	514,413
Impairment of long-lived assets	—	143,534	21,140
Provision for credit losses	72,447	212,254	31,262
Unrealized foreign exchange loss/(gain)	625,126	(21,647)	(3,188)
Loss/(gain) on disposal of fixed assets	3,193	(7,146)	(1,052)
Accretion on convertible notes payable or convertible senior notes	241,107	324,136	47,740
Barter transaction revenue	(493,570)	(957,675)	(141,050)
Share-based compensation	769,527	1,021,116	150,394
Share of losses on equity method investments	105,860	183,792	27,070
Fair value change and impairment of long-term investments	21,024	35,099	5,170
Fair value change of assets and liabilities remeasured at fair value on a recurring basis	5,711	—	—
Other investment and interest income	(61,065)	7,663	1,129
Deferred income tax benefit	(44,646)	(48,144)	(7,091)
Amortization of deferred income	(7,938)	(10,658)	(1,570)
Other non-cash expenses	29,869	60,637	8,931
Changes in operating assets and liabilities
Accounts receivable	(155,359)	92,912	13,684
Amounts due from related parties	(55,226)	(126,909)	(18,692)
Licensed copyrights	—	(7,913,397)	(1,165,517)
Produced content	(3,433,945)	(4,654,531)	(685,538)
Prepayments and other assets	(1,246,280)	1,200,455	176,808
Accounts payable	(335,234)	(617,958)	(91,015)
Amounts due to related parties	344,642	(86,373)	(12,721)
Customer advances and deferred revenue	154,321	(20,622)	(3,037)
Accrued expenses and other current liabilities	183,107	(330,627)	(48,696)
Other non-current liabilities	16,943	(19,413)	(2,860)

Net cash provided by/(used for) operating activities	1,563,644	(3,891,624)	(573,174)

Cash flows from investing activities:
Acquisition of fixed assets	(507,938)	(214,227)	(31,552)
Acquisition of intangible assets	(106,655)	(131,320)	(19,341)
Acquisition of licensed copyrights from related parties	(259,090)	—	—
Acquisition of licensed copyrights from third parties	(8,042,120)	—	—
Purchase of long-term investments	(409,941)	(770,805)	(113,527)
Proceeds from disposal of long-term investments	3,000	20,000	2,946
Acquisition of business, net of cash acquired	(5,798)	(5,798)	(854)
Film investment as passive investor	(3,250)	—	—
Proceeds from film investments as passive investor	14,368	1,612	237
Loans provided to third parties	(24,000)	(6,415)	(945)
Repayment of loans provided to related parties	26,500	100,000	14,728
Purchases of held-to-maturity debt securities	(6,226,900)	(2,181,603)	(321,315)
Maturities of held-to-maturity debt securities	5,632,495	2,972,378	437,784
Purchases of available-for-sale debt securities	(11,081,887)	(8,104,132)	(1,193,610)

iQIYI, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020 (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and per share data)

	Nine months ended September 30
	2019	2020	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Maturities of available-for-sale debt securities	11,330,555	8,190,405	1,206,316
Other investing activities	—	7,730	1,139

Net cash used for investing activities	(9,660,661)	(122,175)	(17,994)

Cash flows from financing activities:
Repayments of loans from related parties	(70,462)	—	—
Proceeds from short-term loans	1,889,367	2,955,474	435,294
Repayments of short-term loans	(1,425,903)	(1,773,315)	(261,181)
Proceeds from long-term loans and borrowings from third party investors, net of issuance costs	295,395	—	—
Repayments of long-term loans and borrowings from third party investors	(19,429)	(302,060)	(44,489)
Proceeds from issuance of convertible senior notes, net of issuance costs	7,909,506	—	—
Purchase of capped calls	(567,140)	—	—
Proceeds from issuance of subsidiaries’ shares	103,500	114	17
Acquisition of noncontrolling interests in a subsidiary	(65,000)	—	—
Proceeds from exercise of share options	94,601	172,661	25,430
Finance lease payments	—	(9,020)	(1,329)
Other financing activities	(4,880)	(62,425)	(9,194)
Net cash provided by financing activities	8,139,555	981,429	144,548
Effect of exchange rate changes on cash, cash equivalents and restricted cash	290,138	(58,523)	(8,620)
Net increase/(decrease) in cash, cash equivalents and restricted cash	332,676	(3,090,893)	(455,240)
Cash, cash equivalents and restricted cash at the beginning of the period	6,760,447	6,909,674	1,017,685
Cash, cash equivalents and restricted cash at the end of the period	7,093,123	3,818,781	562,445
Supplemental disclosures of cash flow information:
Acquisition of fixed assets included in accounts payable	289,504	9,943	1,464
Acquisition of long-term investments with non-cash consideration	7,500	4,000	589
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

1. ORGANIZATION AND BASIS OF PRESENTATION
iQIYI, Inc. (“iQIYI” or the “Company”) was incorporated under the laws of the Cayman Islands on November 27, 2009. It was formerly known as Ding Xin, Inc. and changed its name to Qiyi.com, Inc. on August 30, 2010 and iQIYI, Inc. on November 30, 2017. The Company completed its initial public offering (“IPO”) on April 3, 2018.
The unaudited interim condensed consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, variable interest entities (“VIEs”), and VIEs’ subsidiaries, hereinafter collectively referred to as the “Group”. In the opinion of management, the unaudited interim condensed consolidated financial statements, which comprise the condensed consolidated balance sheet as of September 30, 2020, the condensed consolidated statements of comprehensive loss and the condensed consolidated statements of cash flows for the nine months ended September 30, 2019 and 2020, reflect all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of September 30, 2020, the Company’s consolidated results of operations and consolidated cash flows for the nine months ended September 30, 2019 and 2020. The consolidated balance sheet data as of December 31, 2019 was derived from the Company’s audited consolidated financial statements, but does not include all disclosures required by U.S. generally accepted accounting principles (“U.S. GAAP”) for annual financial statements. These unaudited interim condensed consolidated financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019. Results for the nine months ended September 30, 2020 are not necessarily indicative of the results expected for the full fiscal year or for any future period.
The Group is an innovative platform in China offering a diverse collection of high-quality internet video content, including professionally-produced content licensed from professional content providers and self-produced content, on its platform. The Group provides membership services, online advertising services, content distribution services, live broadcasting services and online gaming services. The Group’s principal geographic market is in the People’s Republic of China (“PRC”) and is penetrating into new geographic regions. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and VIEs’ subsidiaries in the PRC.
As of September 30, 2020, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

	Place of Incorporation	Date of Establishment/Acquisition	Effective interest held
Subsidiaries:
Beijing QIYI Century Science & Technology Co., Ltd. (“Beijing QIYI Century”)	PRC	March 8, 2010	100%
Chongqing QIYI Tianxia Science & Technology Co., Ltd. (“QIYI Tianxia”)	PRC	November 3, 2010	100%
iQIYI HK Limited (“QIYI HK”)	Hong Kong	April 14, 2011	100%
iQIYI Film Group Limited	Cayman	May 26, 2017	100%
iQIYI Media Limited	Cayman	May 26, 2017	100%
iQIYI Film Group HK Limited	Hong Kong	June 12, 2017	100%
Beijing iQIYI New Media Science &Technology Co., Ltd. (“iQIYI New Media”)	PRC	July 27, 2017	100%
Skymoons Inc.	Cayman	Acquired on July 17, 2018	100%
Magic Prime Group Limited	BVI	Acquired on July 17, 2018	80%
Special (Hong Kong) Co., Ltd	Hong Kong	Acquired on July 17, 2018	80%
iQIYI International Singapore Pte, Ltd.	Singapore	February 11, 2020	100%
VIEs and VIEs’ subsidiaries:
Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”; formerly known as Beijing Xinlian Xinde Advertisement Media Co., Ltd.)	PRC	Acquired on November 23, 2011	Nil
Shanghai iQIYI Culture Media Co., Ltd. (“Shanghai iQIYI”)	PRC	December 19, 2012	Nil

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

	Place of Incorporation	Date of Establishment/Acquisition	Effective interest held
Shanghai Zhong Yuan Network Co., Ltd. (“Shanghai Zhong Yuan”)	PRC	Acquired on May 11, 2013	Nil
iQIYI Pictures (Beijing) Co., Ltd. (“iQIYI Pictures”)	PRC	December 31, 2014	Nil
Beijing iQIYI Intelligent Entertainment Technology Co., Ltd. (“Intelligent Entertainment”, formerly known as Beijing iQIYI Cinema Management Co., Ltd.)	PRC	June 28, 2017	Nil
Tianjin Skymoons Technology Co., Ltd. (“Tianjin Skymoons”)	PRC	Acquired on July 17, 2018	Nil
Chengdu Skymoons Digital Entertainment Co., Ltd. (“Chengdu Skymoons”)	PRC	Acquired on July 17, 2018	Nil
Chengdu Skymoons Interactive Network Game Co.,Ltd. (“Skymoons Interactive”)	PRC	Acquired on July 17, 2018	Nil
PRC laws and regulations prohibit or restrict foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. To comply with these foreign ownership restrictions, the Group operates its websites and primarily conducts its business in the PRC through the VIEs. The paid-in
capital of the VIEs was mainly funded by the Company through loans extended to the authorized individuals who were the shareholders of the VIEs. The Company has entered into certain agreements with the shareholders of the VIEs through the Company or its wholly-owned subsidiaries in the PRC, including loan agreements for the paid-in
capital of the VIEs and share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs. In addition, the Group has entered into shareholder voting rights trust agreements and exclusive purchase option agreements with the VIEs and nominee shareholders of the VIEs through the Company or its wholly-owned subsidiaries in the PRC, which give the Company or its wholly-owned subsidiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the applicable PRC laws, respectively. Commitment letters have been entered into which obligate the Company to absorb losses of the VIEs that could potentially be significant to the VIEs and certain exclusive agreements have been entered into that entitle the Company or its wholly-owned subsidiaries to receive economic benefits from the VIEs that potentially could be significant to the VIEs.
Despite the lack of legal majority ownership, the Company has effective control of the VIEs through a series of contractual arrangements and a parent-subsidiary relationship exists between the Company and the VIEs. Through the contractual arrangements, the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, through the other exclusive agreements, which consist of business operation agreements, business cooperating agreements, exclusive technology consulting and services agreements and trademark and software usage license agreements, the Company, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Lastly, through the commitment letters, the Company has the obligation to absorb losses of the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and their subsidiaries as required by SEC Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”),
Consolidation
.
In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with existing PRC laws and regulations; and (ii) each of the contractual arrangements with the VIEs and their shareholders, and the contractual arrangements taken as a whole, are valid and legally binding upon each party to such agreement under PRC laws; is enforceable against each party thereto in accordance with its terms; and does not contravene any applicable PRC laws or regulations currently in effect.
However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of any existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the VIEs’ shareholders may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to act in contrary to the terms of the aforementioned agreements.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws, the Company may be subject to penalties, including but not be limited to: the cancelation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. As a result, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.
The carrying amounts of the assets, liabilities and the results of operations of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive loss are as follows:

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	882,743	909,623	133,973
Short-term investments	169,565	228,179	33,607
Accounts receivable, net	2,839,945	2,750,509	405,106
Licensed copyrights, net	716,008	952,996	140,362
Prepayments and other assets	3,202,489	2,958,358	435,718

Total current assets	7,810,750	7,799,665	1,148,766

Non-current assets:
Fixed assets, net	856,116	726,666	107,026
Long-term investments	2,130,467	2,249,307	331,287
Licensed copyrights, net	1,640,582	1,157,843	170,532
Produced content, net	4,355,221	5,145,750	757,887
Operating lease assets	649,273	736,802	108,519
Goodwill	2,412,989	2,412,989	355,395
Others	1,552,160	986,015	145,225

Total non-current assets	13,596,808	13,415,372	1,975,871

Total assets	21,407,558	21,215,037	3,124,637

LIABILITIES
Current liabilities:
Accounts payable	4,193,022	3,920,413	577,414
Customer advances and deferred revenue	2,982,011	2,964,704	436,654
Long-term loans, current portion (i)	732,213	712,253	104,904
Operating lease liabilities, current portion	95,905	100,201	14,758
Accrued expenses and other liabilities	4,090,314	3,949,158	581,648

Total current liabilities	12,093,465	11,646,729	1,715,378
Non-current liabilities:
Long-term loans (i)	937,782	664,299	97,841
Operating lease liabilities	364,853	620,583	91,402
Others	630,195	528,030	77,770

Total non-current liabilities	1,932,830	1,812,912	267,013
Amounts due to the Company and its subsidiaries	13,583,317	15,618,372	2,300,338

Total liabilities	27,609,612	29,078,013	4,282,729

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

	Nine months ended September 30
	2019	2020	2020
	RMB	RMB	US$
Total revenues	20,116,714	20,351,564	2,997,461
Net loss	(1,943,153)	(1,940,779)	(285,846)
Net cash provided by operating activities	1,644,590	259,018	38,149
Net cash used for investing activities	(2,173,941)	(364,693)	(53,714)
Net cash provided by financing activities	586,135	152,753	22,498

(i)
In accordance with the arrangement as described in Note 7, the Group consolidates the securitization vehicle as it is a VIE for which the Group considers itself the primary beneficiary given the Group has the power to govern the activities that most significantly impact its economic performance and is obligated to absorb losses that could potentially be significant to the VIE. As of December 31, 2019 and September 30, 2020, RMB424,000 (US$62,448) of the loan is repayable within one year and is included in “Long-term loans, current portion” and the remaining balance of RMB527,000 (US$77,619) of the loan is included in “Long-term loans” in the carrying amounts of the liabilities of the VIEs and VIEs’ subsidiaries.

Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations. The VIEs and VIEs’ subsidiaries contributed an aggregate of 94% and 91% of the Group’s consolidated revenues for the nine months ended September 30, 2019 and 2020, respectively, after elimination of inter-company transactions. As of September 30, 2020, there was no pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settled obligations of the VIEs and VIEs’ subsidiaries, other than the collateralization of a VIE’s office building as described in Note 7 and the share pledge agreements and business operation agreements with respect to the VIEs contractual arrangements as disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019.
The VIEs’ third-party creditors did not have recourse to the general credit of the Company in normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs and VIEs’ subsidiaries during the years presented.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Recently adopted accounting pronouncements
Adoption of ASU
2016-13
In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU
2016-13,
Measurement of Credit Losses on Financial Instruments
, which replaces the incurred loss impairment guidance in legacy GAAP and establishes a single allowance framework for financial assets carried at amortized cost with a methodology that requires consideration of a broader range of information to estimate credit losses. The Group adopted ASC 326,
Credit Losses
(“ASC 326”) on January 1, 2020, using a modified retrospective transition method, which resulted in a cumulative-effect adjustment to increase the opening balance of accumulated deficit on January 1, 2020 by RMB94,048.
The Group maintains an allowance for credit losses for accounts receivable and contract assets, which is recorded as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as “Selling, general and administrative” in the condensed consolidated statements of comprehensive loss. When similar risk characteristics exist, the Group assesses collectability and measures expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, the Group assesses collectability and measures expected credit losses on an individual asset basis. In determining the amount of the allowance for credit losses, the Group considers historic collection experience, the age of the accounts receivable and contract assets balances, credit quality of the Group’s customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the customer’s ability to pay.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

The allowance for credit losses on accounts receivable and contract assets
, including amounts due from related parties,

was RMB151,799 and RMB400,719 (US$59,020) as of December 31, 2019 and September 30, 2020, respectively. The provisions and write-offs charged against the allowance were RMB214,388 (US$31,576) and RMB49,194 (US$7,245), respectively, for the nine months ended September 30, 2020.
For debt securities, the allowance for credit losses reflects the Company’s estimated expected losses over the contractual lives of the debt securities and is recorded as a charge to “Other income, net” in the condensed consolidated statements of comprehensive loss. Estimated allowances of credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.
Adoption of ASU 2017-04
In January 2017, the FASB issued ASU
2017-04,
Simplifying the Test for Goodwill Impairment
, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The Company adopted this guidance on a prospective basis on January 1, 2020 with no material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.
Adoption of ASU
2019-02
In March 2019, the FASB issued ASU
2019-02,
Improvements to Accounting for Costs of Films and License Agreements for Program Materials
(“ASU
2019-02”)
which includes the following major changes from previous legacy GAAP that are applicable to the Group:

•	The content distinction for capitalization of production costs of an episodic television series and production costs of films is removed;

•
Entities are required to test films and license agreements for program material for impairment at a film group level when the film or license agreements are predominantly monetized with other films and license agreements;

•	Entities shall assess estimates of the use of a film in a film group and account for such changes prospectively;

•	Cash outflows for the costs incurred to obtain rights for both produced and licensed content are required t o be reported as operating cash outflows in the statement of cash flows.
The Group adopted ASU
2019-02
on January 1, 2020, using a prospective transition method. For the nine months ended September 30, 2020, cash outflows for the costs incurred to acquired licensed copyrights are reported as operating cash outflows in the Group’s condensed consolidated statement of cash flows whereas they were reported as investing cash outflows prior to the adoption of ASU
2019-02.
There was no material impact to the condensed consolidated balance sheet or condensed consolidated statement of comprehensive loss. See the Group’s updated accounting policies for Produced Content and Licensed Copyrights below for further details.

To supplement cash flow disclosure of operating activities in 2020, cash paid for content, which includes both licensed copyrights and produced content, is RMB11,941,392 (US$1,758,777) for the nine months ended September 30, 2020.
Produced content, net
The Group produces original content
in-house
and collaborates with external parties. Produced content primarily consists of films, episodic series, variety shows and animations. The costs incurred in the physical production of original content includes direct production costs, production overhead and acquisition costs. Production costs for original content that are predominantly monetized in a film group are capitalized and reported separately as non-current
assets with caption of “Produced content, net” on the condensed consolidated balance sheets. Production costs for original content predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues. Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if the Group has demonstrated a history of earning such revenue. The Group estimates ultimate revenue to be earned during the economic useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

For produced content that is predominantly monetized in a film group, the Group amortizes film costs using an accelerated method based on historical and estimated future viewership consumption patterns. For produced content that is monetized on its own, the Group amortizes film costs using an accelerated method based on historical and estimated usage patterns of similar produced content, which represents the Group’s best estimate of usage. Based on the estimated patterns, the Group amortizes produced content within ten years, beginning with the month of first availability and such costs are included in “Cost of revenues” in the condensed consolidated statement of comprehensive loss.
Licensed copyrights, net
Licensed copyrights consist of professionally-produced content such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by the Group in accordance with the conditions of the license agreement and the content is available for its first showing on the Group’s websites. Licensed copyrights are presented on the condensed consolidated balance sheet as current and non-current
based on estimated time of usage.
The Group’s licensed copyrights include the right to broadcast and, in some instances, the right to sublicense. The broadcasting right, refers to the right to broadcast the content on its own websites and the sublicensing right, refers to the right to sublicense the underlying content to external parties. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition, based on the relative proportion of the estimated total revenues that will be generated by each right over its economic useful lives.
For the right to broadcast the contents on its own websites that generates online advertising and membership services revenues, the content costs are amortized using an accelerated method based on historical and estimated future viewership consumption patterns by categories over the shorter of each content’s contractual period or economic useful lives within ten years, beginning with the month of first availability. Estimates of future viewership consumption patterns and economic useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250 (“ASC 250”),
Accounting Changes and Error Corrections.
For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues.
Change in accounting estimates of licensed copyrights and produced content
In
 2020, the Group reviewed and revised its estimates of the estimated future viewership consumption patterns and extended the estimated
useful lives of its licensed copyrights and produced content to better reflect the usage of these content assets. As a result of these revisions, amortization expense decreased by
 RMB
398,469 (US$58,688)
, net loss decreased by
RMB398,469
(US$58,688), and basic and diluted net loss per Class A and Class B ordinary share decreased by RMB0.08 (US$0.01) for the nine
months ended September 30, 2020.
Impairment of licensed copyrights and produced content
Our business model is mainly subscription and advertising based, as such the majority of the Group’s content assets (licensed copyrights and produced content) are predominantly
m
onetized with other content assets, whereas a smaller portion of the Group’s content assets are predominantly monetized at a specific title level such as variety shows and investments in a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Because the identifiable cash flows related to content launched on our Mainland China platform are largely independent of the cash flows of other content launched on our overseas platform, the Group has identified two separate film groups. The Group reviews its film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. Examples of such events or changes in circumstances include, a significant adverse change in technological, regulatory, legal, economic, or social factors that could affect the fair value of the film group or the public’s perception of a film or the availability of a film for future showings, a significant decrease in the number of subscribers or forecasted subscribers, or the loss of a major distributor, a change in the predominant monetization strategy of a film that is currently monetized on its own, actual costs substantially in excess of budgeted costs, substantial delays in completion or release schedules, or actual performance subsequent to release failing to meet expectations set before release such as a significant decrease in the amount of ultimate revenue expected to be recognized.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)
When such events or changes in circumstances are identified, the Group assesses whether the fair value of an individual content (or film group) is less than its unamortized film costs, determines the fair value of an individual cont
e
nt (or film group) and recognizes an impairment charge for the amount by which the unamortized capitalized costs exceed the individual content’s (or film group’s) fair value. The Group mainly uses an income approach to determine the fair value of an individual content or film group, for which the most significant inputs include forecasted future revenues, costs and operating expenses attributable to the film group and the discount rate. An impairment loss attributable to a film group is allocated to individual licensed copyrights and produced content within the film group on a pro rata basis using the relative carrying values of those assets as the Group cannot estimate the fair value of individual contents in the film group without undue cost and effort.
Comparative Information
Certain items in the assets of the VIEs and VIEs’ subsidiaries included in the Company’s condensed consolidated balance sheets have been adjusted to conform with the current year’s presentation to facilitate comparison.
Convenience translation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.7896 per US$1.00 on September 30, 2020, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.
Use of estimates
The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations of revenue contracts, accrued sales rebates for online advertising revenues, the allowance for credit losses of accounts receivable, contract assets and debt securities, future viewership consumption patterns and useful lives of licensed copyrights and produced content, future revenues generated by the broadcasting and sublicensing rights of content assets (licensed and produced) , useful lives of certain finite-lived intangible assets, fair values of certain debt and equity investments, recoverability and useful lives of long-lived assets, recoverability of indefinite-lived intangible assets and goodwill, ultimate revenue of produced content predominantly monetized on its own, fair values of licensed copyrights and produced content monetized as a film group or individually, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations, fair value of nonmonetary content exchanges, fair value of financial instruments, fair value of share options to purchase the Company’s ordinary shares, forfeiture rates for share options granted, valuation allowances on deferred tax assets and income tax uncertainties, among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.
Revenue recognition
The Group’s revenues are derived principally from membership services, online advertising services and content distribution. Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Value added taxes (“VAT”) are presented as a reduction of revenues.
The Group’s revenue recognition policies are as follows:
Membership services
The Group offers membership services to subscribing members with various privileges, which primarily including access to exclusive and ad-free
streaming of premium content 1080P/4K high-definition video, Dolby Audio, and accelerated downloads and others. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as deferred revenue and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand
content purchases and early access to premium content. The Group is the principal in its relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators and internet service providers, provide access to the membership services as the Group retains control over its service delivery to its subscribing members. Typically, payments made to the partners, such as for payment processing services, are recorded as cost of revenues. For the sale of the right to services, such as cooperation with other parties’ memberships, the Group recognizes revenue on a net basis when the Group does not control the specified services before they are transferred to the customer.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

Online advertising services
The Group sells advertising services primarily to third-party advertising agencies and a small portion are sold d
i
rectly to advertisers. Advertising contracts are signed to establish the price and advertising services to be provided. Pursuant to the advertising contracts, the Group provides advertisement placements on its websites in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. The Group performs a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For contracts where the Group provides customers with multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different times, the Group would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price and revenue is recognized as each performance obligation is satisfied through the Group’s display of the advertisements in accordance with the revenue contracts.
The Group provides various sales incentives to its customers for meeting certain cumulative purchase volume requirements, including cash rebates to certain third-party advertising agencies and noncash credits which can be used to acquire future online advertising services in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. The Group accounts for cash rebates granted to customers as variable consideration which is measured based on the most likely amount of incentive to be provided to customers. Noncash credits granted to customers are considered options to acquire additional services that provide customers with a material right. The contract consideration related to these customer options to acquire additional services are deferred and recognized as revenue when future services are transferred or when the options expire.
Content distribution
The Group generates revenues from
sub-licensing
content licensed from vendors for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements the Group enters into with the vendors has a specified license period and provides the Group rights to sub-license
these contents to other parties. The Group enters into a
non-exclusive
sub-license
agreement with a
sub-licensee
for a period that falls within the original exclusive license period. For cash sub-licensing
transactions, the Group is entitled to receive the
sub-license
fee under the
sub-licensing
arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee
(which is provided at or before the beginning of the
sub-license
period). The
sub-licensing
of content represents a license of functional intellectual property which grants a right to use the Group’s licensed copyrights and is recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit.
The Group also enters into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. The Group accounts for these nonmonetary exchanges based on the fair value of the asset received. Barter sublicensing revenues are recognized in accordance with the same revenue recognition criteria above. T
h
e Group estimates the fair value of the licensed copyrights received using a market approach based on various factors, including the purchase price of similar non-exclusive
and/or exclusive contents, broadcasting schedule, cast and crew, theme and box office. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright.
The Group recognized barter sublicensing revenues of RMB493,570 and RMB957,675 (US$141,050) and related costs of RMB411,921 and RMB710,199 (US$104,601) for the nine months ended September 30, 2019 and 2020, respectively.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

Others
Other revenues mainly include revenues from live broadcasting and online games.
Live broadcasting
The Group operates a live broadcasting platform, iQIYI Show, whereby users can follow their favorite hosts and shows in real time through live broadcasting. Users can purchase virtual currency for usage in iQIYI Show to acquire consumable virtual gifts, which are simultaneously presented to hosts to show their support or time-based virtual items, which enables users to enjoy additional functions and privileges for a specified time period.
The Group operates the live broadcasting platform and determines the price of virtual items sold. Therefore, revenues derived from the sale of virtual items are recorded on a gross basis as the Group acts as the principal in the transaction. Costs incurred from services provided by the hosts are recognized as cost of revenues. To facilitate the sale of virtual items, the Group bundles special privileges and virtual items as a package at a discounted price and the Group allocates the arrangement consideration to each performance obligation based on their relative standalone selling prices. Revenue from the sale of consumable virtual gifts is recognized when consumed by the user, or, in the case of time-based virtual items, recognized ratably over the period each virtual item is made available to the user. Virtual currency sold but not yet consumed by the purchasers is recorded as “Customer advances and deferred revenue” on the condensed consolidated balance sheets.
Online games
The Group operates mobile games including both self-developed and licensed mobile games and generates mobile game revenues from the sale of in-game
virtual items, including items, avatars, skills, privileges or other in-game
consumables, features or functionality, within the games.
The Group records revenue generated from mobile games on a gross basis if the Group acts as the principal in the mobile game arrangements under which the Group controls the specified services before they are provided to the customer. In addition, the Group is primarily responsible for fulfilling the promise to provide maintenance services and has discretion in setting the price for the services to the customer. Otherwise, the Group records revenue on a net basis based on the ratios pre-determined
with the online game developers when all the revenue recognition criteria set forth in ASC 606 are met, which is generally when the user purchases virtual currencies issued by the game developers.
For transactions where the Group is the principal, the Group determines that the in-game
virtual items are identified as performance obligations. The Group provides on-going
services to the
end-users
who purchase virtual items to gain an enhanced game-playing experience. Accordingly, the Group recognizes revenues ratably over the estimated average playing period of these paying players, starting from the point in time when virtual items are delivered to the players’ accounts.
Contract balances
When either party to a revenue contract has performed, the Group presents the contract in the condensed consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.
Contract assets represent unbilled amounts related to the Group’s rights to consideration for advertising services delivered and are included in “Prepayments and other assets” on the condensed consolidated balance sheets. As of December 31, 2019, and September 30, 2020, contract assets were RMB1,875,704 and RMB1,590,327 (US$234,230), respectively, net of an allowance for credit losses of RMB7,225 and RMB11,389 (US$1,677), respectively.
Contract liabilities are the Group’s obligation to transfer goods or services to customers for which the Group has received consideration from customers, which are
 comprised of: i) payments received for membership fees and other services; ii) virtual currency sold for which the corresponding services have not yet been provided to
customers
;
and
iii) noncash credits granted to customers. Contract liabilities are primarily presented as “Customer advances and deferred revenue” on the condensed consolidated balance sheets. Balances of contract liabilities were RMB3,954,763 and RMB3,957,230 (US$582,837) as of December 31, 2019 and September 30, 2020, respectively. Revenue recognized for the nine months ended September 30, 2020 that was included in contract liabilities as of January 1, 2020 was RMB2,694,143 (US$396,804).

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

Practical Expedients and Exemptions
The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed.
Concentration of credit risks
Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of September 30, 2020, the Group has RMB3,818,781 (US$562,445) in cash, cash equivalents and restricted cash, which is held in cash and demand deposits with several financial institutions primarily in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions.
Accounts receivable and contract assets are typically unsecured and denominated in RMB, derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for credit losses and actual losses have generally been within management’s expectations. As of December 31, 2019, and September 30, 2020, the Group had no single customer with a balance exceeding 10% of the total accounts receivable and contract assets balance.
Going concern
The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company had a working capital deficit of RMB4,940.0 million (US$727.6 million) as of September 30, 2020. In accordance with the terms of the Company’s US$750 million 2023 Convertible Senior Notes
,
the holders of the notes may request the Company to repurchase a portion or all of the outstanding notes on December 1, 2021.
In order to address its working capital deficit as of September 30, 2020 and to meet its obligations as they become due within one year after the date that the interim condensed consolidated financial statements are issued, the Company may rely on debt financing on fully implemented but unused credit lines from commercial banks
, additional financing generated through the sale of the Company’s debt and/or equity securities and financial support from shareholder. The Company believes its current cash and cash equivalents, restricted cash, short-term investments, proceeds expected from future financings and available
financial support from shareholder will provide sufficient funds to meet the Company’s obligations as they become due, and there is no substantial doubt raised about the Company’s ability to continue as a going concern.
Impact of COVID-19
During the nine months ended September 30, 2020,
COVID-19
has had limited impact on the Group’s operations, including delays in the production and scheduling of certain new content, lower work efficiency and productivity and service quality. However,
COVID-19
has also resulted in a decline in the Group’s online advertising revenues, an increase in expected credit losses and impairment charges to the Group’s content assets. There are still uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of
COVID-19
and related government stimulus measures. As a result, certain of the Group’s estimates and assumptions, including the allowance for credit losses, the valuation of non-marketable
equity securities and fair value of financial assets or long-lived assets subject to impairment assessments and fair value of film group, require increased judgment and carry a higher degree of variability and volatility that could result in material changes to the Group’s estimates in future periods.
For further information of other significant accounting policies, see Note 2 to the consolidated financial statements included in the Company’s annual report on Form
20-F
for the year ended December 31, 2019, filed with the Commission on March 12, 2020.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

Recently issued but not yet adopted accounting pronouncements
In August 2020, the FASB issued ASU
No. 2020-06,
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
(“ASU
2020-06”),
which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU
2020-06
simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU
2020-06
also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU
2020-06
enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share
(EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted
method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Group’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Group is currently in the process of evaluating the impact of adopting ASU
2020-06
on its consolidated financial statements and related disclosure.
3. SHAREHOLDERS’ EQUITY
The changes in shareholders’ equity for the nine months ended September 30, 2019 and 2020 are as follows:

	Attributable to iQIYI, INC.
	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income
	Number of shares	Amount			Accumulated deficit	Noncontrolling interests	Total Shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balances as of December 31, 2018	5,075,817,301	321	39,666,150	1,879,946	(23,509,486)	118,632	18,155,563
Net loss attributable to iQIYI, Inc.	—	—	—	—	(7,829,544)	28,714	(7,800,830)
Other comprehensive income	—	—	—	612,035	—	1,107	613,142
Exercise of share-based awards	41,428,030	3	93,057	—	—	—	93,060
Share-based compensation	—	—	769,527	—	—	—	769,527
Equity component of convertible senior notes, net of issuance costs	—	—	987,691	—	—	—	987,691
Purchase of capped call	—	—	(567,140)	—	—	—	(567,140)
Issuance of subsidiaries’ shares to noncontrolling interest holders	—	—	—	—	—	3,500	3,500
Acquisition of noncontrolling interests in a subsidiary	—	—	(71,620)	—	—	6,620	(65,000)

Balances as of September 30, 2019	5,117,245,331	324	40,877,665	2,491,981	(31,339,030)	158,573	12,189,513

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

	Attributable to iQIYI, INC.
	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income
	Number of shares	Amount			Accumulated deficit	Noncontrolling interests	Total Shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balances as of December 31, 2019	5,135,516,521	325	41,298,328	2,106,718	(33,834,357)	42,376	9,613,390
Cumulative effect of adopting ASC 326	—	—	—	—	(94,048)	—	(94,048)
Net loss attributable to iQIYI, Inc.	—	—	—	—	(5,490,747)	15,665	(5,475,082)
Exercise of share-based awards	59,727,931	4	165,974	—	—	—	165,978
Other comprehensive income	—	—	—	167,558	—	(1,092)	166,466
Issuance of a subsidiary’s shares to noncontrolling interest holders	—	—	(918)	—	—	1,032	114
Accretion of a redeemable noncontrolling interest	—	—	—	—	(5,260)	—	(5,260)
Dividends paid and payable by a subsidiary	—	—	—	—	—	(22,563)	(22,563)
Share-based compensation	—	—	1,021,116	—	—	—	1,021,116
Others	—	—	(20,026)	—	—	20,026	—

Balances as of September 30, 2020	5,195,244,452	329	42,464,474	2,274,276	(39,424,412)	55,444	5,370,111

Balances as of September 30, 2020, in US$		49	6,254,341	334,965	(5,806,588)	8,166	790,933

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

4. LONG-TERM INVESTMENTS
The Group’s long-term investments primarily consist of equity investments at fair value without readily determinable fair value, equity method investments and held-to-maturity
debt securities accounted for at amortized cost.
Equity investments at fair value without readily determinable fair value
As of December 31, 2019, and September 30, 2020, the carrying amount of the Company’s equity investments without readily determinable fair value were as follows:

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Initial cost basis	1,797,421	2,677,423	394,342
Cumulative unrealized gains	196,663	235,258	34,650
Cumulative unrealized losses (including impairment)	(181,274)	(247,468)	(36,448)

Total carrying amount	1,812,810	2,665,213	392,544

Impairment charges recognized on equity investments measured at fair value using the measurement alternative were RMB27,100 and RMB73,199 (US$10,781) for the nine months ended September 30, 2019 and 2020, respectively.
Total realized and unrealized gains and losses for equity securities without readily determinable fair values for the nine months ended September 30, 2019 and 2020 were as follows:

	For the nine months ended September 30,
	2019	2020	2020
	RMB	RMB	US$
Gross unrealized gains (upward adjustments)	6,076	38,595	5,685
Gross unrealized losses (downward adjustments excluding impairment)	—	(495)	(73)

Net unrealized gains and losses on equity securities held	6,076	38,100	5,612
Net realized gains on equity securities sold	—	—	—

Total net gains recognized in other income, net	6,076	38,100	5,612

Equity method investments
In July 2018, the Group acquired a 32% outstanding equity interest amounting to RMB796,000 in Beijing Xin’ai Sports Media Technology co., LTD (or “Xin’ai”) that is engaged in the operation of a sports content platform. The Group has significant influence over the investee and therefore accounts for its equity interest as an equity method investment. The excess of the carrying value of the investment over the proportionate share of Xin’ai’s net assets of RMB609,502 was recognized as basis differences and investment goodwill. As of September 30, 2020, the Group’s equity interest in
Xin’ai
was diluted to 24% due to subsequent rounds of equity financing.
As of December 31, 2019 and September 30, 2020,

the Group also held several other equity method investments through its subsidiaries or VIEs, all of which the Group can exercise significant influence but does not own a majority equity interest in or has control over.
 The other equity method investments were not significant. The carrying amount of the Group’s equity method investments including Xin’ai was RMB663,376 and RMB552,437 (US$81,365) as of December 31, 2019 and September 30, 2020, respectively.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

Held-to-maturity
debt securities
In 2019, the Group purchased US$71,000 of
held-to-maturity
debt securities with maturities of two years from a financial institution and pledged them as collaterals against certain long-term loans (Note 7). As of September 30, 2020, the carrying value of long-term held-to-maturity
debt securities was RMB482,462 (US$71,059). As of December 31, 2019 and September 30, 2020, the gross unrecognized holding losses were RMB4,911 and nil, respectively, and the gross unrecognized holding gains were nil and RMB13,071 (US$1,925), respectively.
5. LICENSED COPYRIGHTS, NET

	As of December 31, 2019
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
Licensed copyrights
—Broadcasting rights	32,038,423	(24,500,895)	(25,317)	7,512,211
—Sublicensing rights	4,632,586	(4,632,586)	—	—

	36,671,009	(29,133,481)	(25,317)	7,512,211

Less: current portion:
—Broadcasting rights	11,752,412	(10,502,214)	(25,317)	1,224,881
—Sublicensing rights	4,632,586	(4,632,586)	—	—

	16,384,998	(15,134,800)	(25,317)	1,224,881

Licensed copyrights—non-current
—Broadcasting rights	20,286,011	(13,998,681)	—	6,287,330
—Sublicensing rights	—	—	—	—

	20,286,011	(13,998,681)	—	6,287,330

	As of September 30, 2020
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
Licensed copyrights
—Broadcasting rights	36,240,889	(28,588,974)	(365,799)	7,286,116	1,073,128
—Sublicensing rights	5,613,400	(5,590,590)	—	22,810	3,360

	41,854,289	(34,179,564)	(365,799)	7,308,926	1,076,488

Less: current portion:
—Broadcasting rights	8,889,238	(7,618,439)	(46,194)	1,224,605	180,364
—Sublicensing rights	5,613,400	(5,590,590)	—	22,810	3,360

	14,502,638	(13,209,029)	(46,194)	1,247,415	183,724

Licensed copyrights—non-current
—Broadcasting rights	27,351,651	(20,970,535)	(319,605)	6,061,511	892,764
—Sublicensing rights	—	—	—	—	—

	27,351,651	(20,970,535)	(319,605)	6,061,511	892,764

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

Amortization expense of RMB9,531,104 and RMB8,599,610 (US$1,266,586) for the nine months ended September 30, 2019 and 2020, respectively, was recognized as cost of revenues. Estimated amortization expense relating to the existing licensed copyrights for each of the next three years is as follows:

	RMB	US$
Three months ending December 31, 2020	1,510,992	222,545
Year ending December 31, 2021	2,660,860	391,902
Year ending December 31, 2022	1,112,819	163,901
Year ending December 31, 2023	668,234	98,420
To supplement cash flow disclosure of investing activities in 2019, acquisition of licensed copyrights included in current liabilities and from nonmonetary content exchanges for the nine months ended September 30, 2019 are RMB6,540,834 and RMB746,255, respectively.
6. PRODUCED CONTENT, NET

As of December 31,
2019
RMB
Released, less amortization	891,574
In production	3,074,946
In development	388,701

4,355,221

	As of September 30,
	2020	2020
	RMB	US$
Released, less amortization and impairment
— Predominantly monetized with other content assets	1,516,977	223,427
— Predominantly monetized on its own	54,122	7,971

	1,571,099	231,398
In production, less impairment
— Predominantly monetized with other content assets	2,897,231	426,716
— Predominantly monetized on its own	182,873	26,934

	3,080,104	453,650
In development, less impairment
— Predominantly monetized with other content assets	774,712	114,103
— Predominantly monetized on its own	91,180	13,429

	865,892	127,532
Total	5,517,095	812,580

Amortization expense of
RMB2,228,522 (US$328,225)
and
R
MB
837,583 (US$123,363)
was recognized as cost of revenues in the condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2020, for produced content predominantly monetized with other content assets and for produced content predominantly monetized on its own, respectively. Amortization expense for produced content was RMB2,324,085 for the nine months ended September 30, 2019. Estimated amortization expense relating to produced content that has been released for each of the next three years is as follows:

	RMB	US$
Three months ending December 31, 2020	326,064	48,024
Year ending December 31, 2021	421,467	62,075
Year ending December 31, 2022	214,681	31,619
Year ending December 31, 2023	147,147	21,672
7. LOANS PAYABLE
Short-term Loans
Short-term loans as of December 31, 2019 and September 30, 2020 amounted to RMB2,618,170 and RMB3,804,396 (US$560,327), respectively, which consisted of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. As of December 31, 2019, and September 30, 2020, the repayments of primarily all of the short-term loans are guaranteed by subsidiaries within the Group and either collateralized by an office building of one of the Group’s VIEs with a carrying amount of RMB561,515 and RMB551,734 (US$81,262), respectively, or collateralized by restricted cash balances totaling US$138,572 and US$93,572 (equivalent to RMB635,316), respectively. The weighted average interest rate for the outstanding borrowings as of December 31, 2019 and September 30, 2020 was 4.05% and 4.21%, respectively. As of December 31, 2019, and September 30, 2020, the aggregate amounts of unused lines of credit for short-term loans were RMB1,620,520 and RMB1,682,054 (US$247,740), respectively.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

Structured payable arrangements
In 2020, the Group entered into structured payable arrangements with banks or other financial institutions (“factoring arrangements”), which extended the original payment terms. Under the factoring arrangements, the suppliers’ receivables collection process was accelerated through selling its receivables from the Group to the banks or other financial institutions at a discount. The Group was legally obligated to pay the banks or other financial institutions in the amount totaling

RMB395,943 (US$58,316
), maturing within one year.
As a result of the factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from banks or other financial institutions. The proceeds from borrowings from banks or other financial institutions is a financing activity and is reported as “Proceeds from short-term loans” on the condensed consolidated statements of cash flows. As of September 30, 2020, the outstanding borrowings from the factoring arrangements wer
e

RMB384,428 (US$56,620), which is repayable within one year and are included in “Short-term loans” on the condensed consolidated balance sheets.
Long-term Loans
In 2017, the Group borrowed a secured RMB denominated loan of RMB299,000 with an interest rate of 4.47% for a three-year term from the Bank of China for its general working capital purposes. Pursuant to the agreement, the principal shall be repaid by installments from 2017 to 2020.
T
he repayment of the loan is guaranteed by a subsidiary of the Group and collateralized by an office building of one of the Group’s VIEs with a carrying amount of RMB561,515. Principal repayments were made on the loan when they became due and amounted to RMB5,000 and RMB274,000 (US$40,356) for the nine months ended September 30, 2019 and 2020, respectively. The loan
 was fully repaid as of September 30, 2020.
In 2019, the Group entered into a
two-year
loan agreement with JPMorgan Chase Bank, N.A., pursuant to which the Group is entitled to borrow a secured RMB denominated loan of RMB800,000 for its general working capital purposes. In 2019, the Group drew down RMB447,949 with an interest rate of 3.55%. Pursuant to the agreement, the principal shall be repaid in
 installments from 2019 to 2021. As of December 31, 2019 and September 30, 2020, the repayment of the loan is collateralized by long-term held-to-maturity
debt securities with a stated cost of US$71,000 and US$71,000 (equivalent to RMB482,062), respectively (Note 4). Principal repayments were made on the loan when they became due and amounted to RMB nil and RMB19,444 (US$2,864) for the nine months ended September 30, 2019 and 2020, respectively. The amount repayable within the next twelve months are classified as “Long-term loans, current portion”.
Borrowings from third-party investors
Asset-backed debt securities
In December 2018, certain supplier invoices selected by the Group totaling RMB525,279 were factored to a financial institution (the “2018 factored receivables”) at a discount. These supplier invoices were recorded as accounts payables in the Group’s condensed
consolidated balance sheets. The 2018 factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the 2018 factored receivables, maturing in December 2019 and December 2020, were issued to third party investors with a stated interest of
5.0%-5.5%
and raised total gross proceeds of RMB446,000.
In November 2019, certain supplier invoices selected by the Group totaling RMB587,000 were factored to a financial institution (the “2019 factored receivables”) at a discount. These supplier invoices were recorded as accounts payables in the Group’s condensed
consolidated balance sheets. The 2019 factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the 2019 factored receivables, maturing in November 2021, were issued to third party investors with a stated interest of 5.1% and raised total gross proceeds of RMB500,000.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

The proceeds raised from issuance of the asset-backed debt securities were used by the financial institutions to factor the supplier invoices. At the same time, the credit terms of the Group’s corresponding trade payables were extended to mirror the maturity of the asset-backed debt securities.
Accounting for asset-backed debt securities
The Group consolidates the securitization vehicles as VIEs for which the Group considers itself the primary beneficiary given the Group has the power to govern the activities that most significantly impact its economic performance and is obligated to absorb losses that could potentially be significant to the VIEs.
As a result of the series of transactions described above, the payment terms of the Group’s original trade payables were substantially modified and considered extinguished as the nature of the original liability has changed from that of a trade payable to loan borrowings from third-party investors. The proceeds from borrowings from third-party investors is a financing activity and reported as “Proceeds from long-term loans and borrowings from third party investors, net of issuance costs” on the condensed consolidated statements of cash flows.
As of December 31, 2019 and September 30, 2020, the outstanding borrowings from asset-backed debt securities were RMB898,097 and RMB936,100 (US$137,873). RMB74,992 of 2018 asset-backed debt securities was repaid when it became due in December 2019. RMB445,113 (US$65,558) of asset-backed debt securities is repayable within one year and are included in “Long-term loans, current portion” and the remaining balance of RMB490,987 (US$72,315) of 2019 asset-backed debt securities is included in non-current
“Long-term loans” on the condensed consolidated balance sheets. The effective interest rate of 2018 asset-backed debt securities and 2019 asset-backed debt securities was 7.00% and 5.97%, respectively.
8. CONVERTIBLE SENIOR NOTES
2023 Convertible Senior Notes
On December 4, 2018, the Company issued US$750 million convertible senior notes (the “2023 Notes”). The 2023 Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 3.75% per annum on June 1 and December 1 of each year, beginning on June 1, 2019. The 2023 Notes will mature on December 1, 2023 unless redeemed, repurchased or converted prior to such date.
The initial conversion rate of the 2023 Notes is 37.1830 of the Company’s ADS per US$1,000 principal amount of the 2023 Notes (which is equivalent to an initial conversion price of approximately US$26.89 per ADS). Prior to June 1, 2023, the 2023 Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2019, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the 2023 Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
The holders may require the Company to repurchase all or portion of the 2023 Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

In connection with the issuance of the 2023 Notes, the Company purchased capped call options (the “2023 Capped Call”) on the Company’s ADS with certain counterparties at a price of US$67.5 million. The 2023 Capped Call exercise price is equal to the 2023 Notes’ initial conversion price and the cap price is US$38.42 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of the Company upon conversion of the 2023 Notes and/or offset any potential cash payments that the Company is required to make in excess of the principal amount of any converted notes, as the case may be, with such reduction and/or offset subject to a cap.
2025 Convertible Senior Notes
On March 29, 2019, the Company issued US$1,200 million convertible senior notes (the “2025 Notes”). The 2025 Notes are senior, unsecured obligations of the Company, and interest is payable semi-annually in cash at a rate of 2.00% per annum on October 1 and April 1 of each year, beginning on October 1, 2019. The 2025 Notes will mature on April 1, 2025 unless redeemed, repurchased or converted prior to such date.
The initial conversion rate of the 2025 Notes is 33.0003 of the Company’s ADS per US$1,000 principal amount of the 2025 Notes (which is equivalent to an initial conversion price of approximately US$30.30 per ADS). Prior to October 1, 2024, the 2025 Notes will be convertible at the option of the holders only upon the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2019, if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of notes was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the notes for a tax redemption; or (4) upon the occurrence of specified corporate events. Thereafter, the 2025 Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occurs prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
The holders may require the Company to repurchase all or portion of the 2025 Notes for cash on April 1, 2023, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
In connection with the issuance of the 2025 Notes, the Company purchased capped call options (the “2025 Capped Call”) on the Company’s ADS with certain counterparties at a price of US$84.5 million. The 2025 Capped Call exercise price is equal to the 2025 Notes’ initial conversion price and the cap price is US$40.02 per ADS, subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of the Company upon conversion of the 2025 Notes and/or offset any potential cash payments that the Company is required to make in excess of the principal amount of any converted notes, as the case may be, with such reduction and/or offset subject to a cap.
Accounting for Convertible Senior Notes
As the conversion option may be settled in cash at the Company’s option, the Company separated the 2023 Notes and the 2025 Notes (collectively as the “Notes”) into liability and equity components in accordance with ASC
470-20,
Debt with Conversion and Other Options
. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in
capital. The difference between the principal amount of the 2023 Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 7.04% to accrete the discounted carrying value of the 2023 Notes to its face value on December 1, 2021, the put date of the 2023 Notes. The difference between the principal amount of the 2025 Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 6.01% to accrete the discounted carrying value of the 2025 Notes to its face value on April 1, 2023, the put date of the 2025 Notes.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

The cost of the 2023 Capped Call and 2025 Capped Call of US$67.5 million and US$84.5 million were recorded as a reduction of the Company’s additional paid-in
capital on the condensed consolidated balance sheets with no subsequent changes in fair value be recorded.
The net proceeds from the issuance of the 2023 Notes and the 2025 Notes were US$736.7 million and US$1,179.0 million, after deducting underwriting discounts and offering expenses of US$13.3 million and US$21.0 million from the initial proceeds of US$750 million and US$1,200 million, respectively. Debt issuance costs were allocated to the liability and equity components based on the same proportion as the recognized amounts of liability and equity components determined above.
As of December 31, 2019 and September 30, 2020, the principal amount of the liability component of the Notes were RMB13,577.9 million and RMB13,241.5 million (US$1,950.3 million), unamortized debt discount were RMB1,281.0 million and RMB934.2 million (US$137.6 million), and the net carrying amount of the liability component were RMB12,296.9 million and RMB12,307.3 million (US$1,812.7 million), respectively. The carrying amount of the equity component of the Notes were RMB1,349.3 million and RMB1,349.3 million (US$198.7 million), respectively. For the nine months ended September 30, 2019 and 2020, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the liability component were RMB471.2 million and RMB595.6 million (US$87.7 million), respectively. As of September 30, 2020, the liability component of the 2023 Notes and the 2025 Notes will be accreted up to the principal amount of US$750 million and US$1,200 million over a remaining period of 1.17 years and 2.50 years, respectively.
9. INCOME TAXES
The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC. It also has intermediate holding companies in Hong Kong and Singapore. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed. Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends.
Under the PRC Enterprise Income Tax (“EIT”) Law, which has been effective since January 1, 2008, domestic enterprises and Foreign Investment Enterprises (the “FIEs”) are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments.
The effective tax rates were negative 0.38% and 0.73% for the nine months ended September 30, 2019 and 2020, respectively. The effective tax rates were lower than the PRC statutory EIT rate of 25% mainly because PRC entities file separate tax returns and most subsidiaries were in an accumulated loss position.
The effective tax rates are subject to change in subsequent period as the estimates of pretax income or loss for the year increase or decrease and certain subsidiaries of the Company may or may not continue to qualify for certain preferential tax rates.
Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity
basis. As of December 31, 2019 and September 30, 2020, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.
The Group evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the con
densed
consolidated statements of comprehensive loss. As of December 31, 2019, and September 30, 2020, there was no significant impact from tax uncertainty on the Group’s financial position and result of operations. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Group’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax filings from 2015 through 2019 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

10. COMMITMENTS AND CONTINGENCIES
Commitments for property management fees
Future minimum payments under
non-cancelable
agreements for property management fees consist of the following as of September 30, 2020:

	RMB	US$
2020	2,378	350
2021	23,138	3,408
2022	23,667	3,486
2023	17,479	2,574
2024 and thereafter	41,225	6,072

	107,887	15,890

Commitments for Licensed Copyrights and Produced Content
Future minimum payments under
non-cancelable
agreements for licensed copyrights and produced content consist of the following as of September 30, 2020:

	RMB	US$
2020	6,107,029	899,468
2021	7,743,333	1,140,470
2022	3,755,818	553,172
2023	1,734,388	255,448
2024 and thereafter	1,267,381	186,666

	20,607,949	3,035,224

Capital commitment
As of September 30, 2020, commitments for the purchase of fixed assets are immaterial.
Litigation
The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of September 30, 2020. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results. The Group has accrued RMB34,494

(US$5,080) in “Accrued expenses and other liabilities” in the condensed

consolidated balance sheet as of September 30, 2020 and recognized losses of RMB2,216 (US$326) for the nine months ended September 30, 2020.
Starting in April 2020, the Group and certain of its current and former officers and directors were named as defendants in putative securities class actions filed in federal court. All of these cases were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group’s public disclosure documents. As the cases remain in their preliminary stages, the likelihood of any unfavorable outcome or the amount or range of any potential loss cannot be reasonably estimated at the issuance date of the unaudited interim condensed consolidated financial statements. As a result, as of September 30, 2020, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

The Group is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Group does not believe that, as of September 30, 2020, there was at least a reasonable possibility that the Group may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments made by the court and out-of-court
settlements after September 30, 2020, but related to cases arising on or before September 30, 2020. The Group is in the process of appealing certain judgments for which losses have been accrued.
11. REDEEMABLE NONCONTROLLING INTERESTS
In October 2019, one of the Group’s VIE’s subsidiary completed a round of preferred shares financing with RMB100,000 from third-party preferred shareholders. As the preferred shares can be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group, these preferred shares are accounted for as redeemable noncontrolling interests.
The Group accounts for the changes in accretion to the redemption value in accordance with ASC Topic 480,
Distinguishing Liabilities from Equity
. The Group elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest.
The movement in the carrying value of the redeemable noncontrolling interests is as follows:

	2020	2020
	RMB	US$
Balance as of January 1	101,542	14,955
Issuance of subsidiary shares	—	—
Accretion of redeemable noncontrolling interests	5,260	775

Balance as of September 30	106,802	15,730

12. RESTRICTED NET ASSETS
As of December 31, 2019, and September 30, 2020, the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries had appropriated RMB23,073 and RMB20,071

(US$2,956), respectively, in its statutory reserves.
Under the PRC laws and regulations, the subsidiaries, VIEs and the VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the combined and consolidated net assets as of September 30, 2020. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Amounts of net assets restricted include paid-in
capital of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB18,644,489 (US$2,746,036) as of September 30, 2020.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

13. LOSS PER SHARE
Basic and diluted net loss per Class A and Class B ordinary share for the nine months ended September 30, 2019 and 2020 are as follows:

	For the nine months ended September 30,
	2019		2020		2020
	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to iQIYI, Inc.	(3,412,357)	(4,417,187)	(2,428,380)	(357,663)	(3,062,367)	(451,038)
Accretion of redeemable noncontrolling interests	—	—	(2,326)	(343)	(2,934)	(432)

Net loss attributable to iQIYI, Inc.’s ordinary shareholders	(3,412,357)	(4,417,187)	(2,430,706)	(358,006)	(3,065,301)	(451,470)

Denominator:
Weighted average number of ordinary shares outstanding, basic	2,222,064,998	2,876,391,396	2,280,906,536	2,280,906,536	2,876,391,396	2,876,391,396

Weighted average number of ordinary shares outstanding, diluted	2,222,064,998	2,876,391,396	2,280,906,536	2,280,906,536	2,876,391,396	2,876,391,396

Net loss per share, basic	(1.54)	(1.54)	(1.07)	(0.16)	(1.07)	(0.16)

Net loss per share, diluted	(1.54)	(1.54)	(1.07)	(0.16)	(1.07)	(0.16)

The effects of the convertible senior notes, share options and restricted share units were excluded from the computation of diluted net loss per share for the nine months ended September 30, 2019 and 2020, as their effects would be anti-dilutive.
14. RELATED PARTY TRANSACTIONS
a) The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Baidu and its subsidiaries (“Baidu Group”) Others	Controlling shareholder of the Company Equity investees

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

b) The Group had the following related party transactions with the major related parties:

	Nine months ended September 30,
	2019	2020	2020
	RMB	RMB	US$
Membership services
Membership services revenue earned from memberships sold to Baidu Group	14,051	11,900	1,753
Membership services revenue earned from memberships sold by Others	8,047	740	109
Online advertising revenues
Advertising services provided to Baidu Group	37,484	94,651	13,941
Advertising services provided to Others	14,151	59,074	8,701
Content distribution revenues
Content licensed to Others	389,990	137,597	20,266
Other revenues
Other services provided to Baidu Group	7,946	11,976	1,764
Other services provided to Others	31,022	30,019	4,421
Interest income
Loans due from Others	3,596	1,247	184

	506,287	347,204	51,139

Cost of revenues
License fees to Baidu Group	18,902	11,839	1,744
Bandwidth fee to Baidu Group	747,194	763,801	112,496
Traffic acquisition and other services provided by Baidu Group (i)	119,652	—	—
Others (ii)	80,196	52,244	7,695
Selling, general and administrative
Advertising services provided by Baidu Group	1,440	771	114
Others	1,042	16,362	2,410
Research and development
Cloud services provided by Baidu Group	12,085	7,381	1,087

	980,511	852,398	125,546

(i)
On April 12, 2018, the Company issued to Baidu an aggregate of 36,860,691 Class B ordinary shares pursuant to a share purchase agreement with Baidu entered into in February 2018, in exchange for Baidu providing traffic acquisition and other services in relation with ticket booking service, which was recorded as intangible assets.

(ii)
The transactions mainly represent revenue sharing arrangements with various equity investees. The Group entered into a revenue sharing arrangement in 2018 to become the exclusive sales agent for an equity investee and provided a minimum guarantee of a RMB100,000 of annual sales for a one year period. RMB61,698 and RMB nil (US$ nil) was recognized as cost of revenues for the nine months ended September 30, 2019 and 2020, respectively.

For the nine months ended September 30, 2019 and 2020, the Group purchased contents from various equity investees for total amounts of RMB510,889 and
RMB993,652
(US$ 146,349), respectively.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

c) The Group had the following related party balances with the major related parties:

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Amounts due from related parties, current:
Due from Baidu Group (i)	35,560	48,868	7,197
Loans receivable from Others (ii)	105,934	—	—
Due from Others (iii)	70,499	120,931	17,812

	211,993	169,799	25,009

Amounts due from related parties, non-current:
Due from Others (iv)	172,200	242,000	35,643

	172,200	242,000	35,643

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Amounts due to related parties, current:
Loans due to Baidu Group (v)	50,000	50,000	7,364
Due to Baidu Group (vi)	1,014,283	800,815	117,947
Deferred revenue in relation to services to be provided to an equity investee (vii)	169,677	166,144	24,470
Due to Others (viii)	370,298	811,126	119,467

	1,604,258	1,828,085	269,248

Amounts due to related parties, non-current:
Loans due to Baidu Group (v)	650,000	650,000	95,735
Due to Baidu Group (vi)	1,570	2,050	302
Deferred revenue in relation to services to be provided to an equity investee (vii)	410,187	341,512	50,299
Due to Others	126	46	7

	1,061,883	993,608	146,343

(i)	The balance mainly represents amounts due from Baidu Group for advertising services.
(ii)	The balance as of December 31, 2019 represents loans provided to a Group’s equity investee with an interest rate of 5%, which were fully repaid during the nine months ended September 30, 2020.
(iii)	The balance mainly represents amounts due from or advances made to equity investees for content distribution service and other services.
(iv)	The balance represents prepaid licensed copyrights for the Group’s equity investees.
(v)
The total outstanding balance represents an interest-free loan of RMB50,000, which is due on demand and an interest-free loan of RMB650,000 provided by Baidu in January 2018 that will mature in January 2023.

(vi)	The balance mainly represents amounts owed to Baidu for provision of bandwidth and cloud services.
(vii)	The balance represents deferred revenue in relation to content distribution, licenses of intellectual property and traffic support services to be provided to an equity investee.
(viii)	The balance mainly represents amounts owed to the Group’s equity investees for licensed copyrights and advances made for online advertising services.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

15. FAIR VALUE MEASUREMENTS
The following table sets forth the financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2019 and September 30, 2020 and on a
non-recurring
basis as of December 31, 2019 and September 30, 2020:

		Fair Value Measurements
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain/(Losses)
	RMB	RMB	RMB	RMB	US$
Recurring
As of December 31, 2019:
Short-term investments
Available-for-sale debt securities		890,459

Held-to-maturity debt securities		3,688,854

Long-term investments
Available-for-sale debt security			10,259

Held-to-maturity debt securities		490,799

Prepayment and other assets
Option to purchase equity interests of a listed company			14

Convertible senior notes		14,142,006

As of September 30, 2020:
Short-term investments
Available-for-sale debt securities		791,593

Held-to-maturity debt securities		2,812,298

Long-term investments
Held-to-maturity debt securities		495,533

Convertible senior notes		13,280,458

Non-recurring
As of December 31, 2019:
Long-term investments			—	(169,374)

Intangible assets, net			72,302	(99,096)

Equity investments at fair value without readily determinable fair value			44,198	7,024

As of September 30, 2020:
Long-term investments			—	(73,199)	(10,781)

Equity investments at fair value without readily determinable fair value			101,594	38,100	5,612

Fixed assets			—	(95,111)	(14,008)
Prepayments and other assets			110,000	(48,423)	(7,132)

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

		Fair Value Measurements
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain/(Losses)
	RMB	RMB	RMB	RMB	US$
Mainland China film group – Licensed copyrights as of March 31, 2020			7,186,037	(390,299)	(57,485)

Mainland China film group – Produced content as of March 31, 2020			4,124,114	(209,701)	(30,886)

Produced content monetized on its own			29,907	(186,933)	(27,532)

Recurring
As of September 30, 2020, the Group estimated the fair value of the long-term hel
d
-to-maturity
 debt securities using the income approach, based on quoted market interest rates of similar instruments (Level 2). As the short-term investments usually have original maturities of less than one year
, the carrying values approximate their fair values.
The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its condensed consolidated balance sheets and presents the fair value for disclosure purposes only. The fair value of the convertible senior notes (Note 8) is classified as Level 2 fair value measurements based on dealer quotes.
Non-recurring
The Group measures certain financial assets, including equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For equity investments accounted for under the measurement alternative, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer. The fair values of these investments were categorized as Level 3 in the fair value hierarchy. The fair values of the Group’s privately held investments as disclosed are determined based on the observable transaction price of recent rounds of financing and a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. The Group’s long-term investments were determined to be impaired as of March 31, 2020 and June 30, 2020, respectively, and the impairment charges were recognized in the condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2020.
The Group uses an income approach to determine the fair value of mobile games in development with the assistance of an independent third-party valuation firm. Judgments involved in determining the fair value of mobile games in development includes forecasts of future cash flows, which are based on the Group’s best estimate of expected revenues and operating costs and expenses, working capital levels, as well as the risk-adjusted discount rate determined based on comparable companies operating in similar businesses and adjusted for an appropriate risk premium for the related asset (Level 3).
In the third quarter of 2020, the Group received a unilateral vacancy notice from a third-party lessor for one of its leased film production premises. The Group considered such notice as an impairment indicator for relevant long-lived assets associated with the leased property, including its related construction in process and leasehold improvements. Therefore, the Group performed an impairment assessment of the relevant long-lived assets based on estimates of the future cash flows that can be recovered from the lessor. An impairment charge of

RMB143,534 (US$21,140)
was recognized as “selling, general and administrative” in the condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2020.

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

The outbreak of coronavirus
(COVID-19)
during the first quarter of 2020 has negatively impacted the Group’s operations and financial performance and resulted in a downward adjustment to forecasted advertising
revenues for the Mainland China film group. As a result, the Group performed an assessment to determine whether the fair value of the Mainland China film group was less than its unamortized film costs as of March 31, 2020 with the assistance of a third-party valuation firm. The fair value of the Mainland China film group was less than its corresponding carrying value and resulted in the Group recognizing an impairment charge of RMB390,299 (US$57,485) related to licensed copyrights and RMB209,701 (US$30,886) related to produced content, respectively. The impairment charge was recognized as cost of revenues in the condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2020. The valuation technique and significant unobservable inputs (Level 3) utilized to determine the fair value of the Mainland China film group are as follows:

Asset	Valuation technique	Unobservable inputs	Range
Mainland China film group	Discounted cash flow	Costs and operating expenses attributable to the film group as a percentage of revenue	32%-37%
		Discount rate	15%
In addition, due to adverse changes in the expected performance of certain produced content and the reduced amount of ultimate revenue expected to be recognized, the Group performed an assessment to determine whether the fair value was less than unamortized content costs. The Group uses a discounted cash flow approach to estimate the fair value of the produced content titles predominantly monetized on its own. The significant unobservable inputs (level 3) include forecasted future revenues, productions costs required to complete the content and exploitation and participation costs. The Group considers historical performance of similar contents, the forecasted performance and/or preliminary actual performance subsequent to release of the produced content in estimating the fair value. An impairment charge of RMB186,933 (US$27,532) was recognized for produced content predominantly monetized on its own and was recognized as cost of revenues in the condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2020.
16. ACCUMULATED OTHER COMPREHENSIVE INCOME
The changes in accumulated other comprehensive income by component, net of tax, for the nine months ended September 30, 2019 and 2020 are as follows:

	Foreign currency translation adjustment	Unrealized gain on available-for-sale debt securities	Total
	RMB	RMB	RMB
Balance at December 31, 2018	1,879,171	775	1,879,946
Other comprehensive income before reclassification	613,424	6,855	620,279
Amounts reclassified from accumulated other comprehensive income	—	(7,137)	(7,137)

Net current-period other comprehensive income/(loss)	613,424	(282)	613,142
Other comprehensive (income)/loss attributable to noncontrolling interests	(1,145)	38	(1,107)

Balance at September 30, 2019	2,491,450	531	2,491,981

	Foreign currency translation adjustment	Unrealized gain on available-for-sale debt securities	Total
	RMB	RMB	RMB
Balance at December 31, 2019	2,106,219	499	2,106,718
Other comprehensive income before reclassification	166,781	11,254	178,035
Amounts reclassified from accumulated other comprehensive income	—	(11,569)	(11,569)

Net current-period other comprehensive income/(loss)	166,781	(315)	166,466
Other comprehensive loss attributable to noncontrolling interests	1,088	4	1,092

Balance at September 30, 2020	2,274,088	188	2,274,276

Balance at September 30, 2020, in US$	334,937	28	334,965

iQIYI, INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares (or ADS) and per share (or ADS) data)

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale
debt securities upon their maturity. Losses on intracompany foreign currency transactions that are of a long-term-investment nature in the amount of nil and RMB471,751 (US$69,481) are included in the foreign currency translation adjustment for the nine months ended September 30, 2019 and September 30, 2020, respectively.
The following table sets forth the tax benefit/(expense) allocated to each component of other comprehensive income for the nine months ended September 30, 2019 and 2020:

	For the nine months ended September 30,
	2019	2020	2020
	RMB	RMB	US$
Unrealized gains on available-for-sale debt securities
Other comprehensive income before reclassification	(1,174)	(2,105)	(310)
Amounts reclassified from accumulated other comprehensive income	1,246	2,145	316

Net current-period other comprehensive income	72	40	6